08003517

ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC
Mail Processing
Section

JUN 23 2008

Washington, DC
101

Your reference File No. 82-5089
Our reference SWM / JH
Date June 19, 2008

SUPPL

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 35 22
Direct Fax +41 (0)44 625 15 22
susanne.wolf@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following new release:

- "Zurich appoints Mario P. Vitale as Deputy CEO of Global Corporate and names him to the Group Management Board" dated June 17, 2008

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Susanne Wolf-Mettier
Corporate Legal Adviser

PROCESSED
JUL 0 3 2008
THOMSON REUTERS

Enclosure

46674-05

News Release

ZURICH®

Zurich appoints Mario P. Vitale as Deputy CEO of Global Corporate and names him to the Group Management Board

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Media Relations
Telefon +41 44 625 21 00
Fax +41 44 625 26 41
media@zurich.com

Investor Relations
Telefon +41 44 625 22 99
Fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, June 17, 2008 – Zurich Financial Services Group (Zurich) announced today that Mario P. Vitale, currently Chief Executive Officer (CEO) of Global Corporate in North America, has been appointed to the new role of Deputy CEO of Zurich's Global Corporate business division. Mr. Vitale will also become a member of the Group Management Board. Both appointments will become effective July 1, 2008.

In this role, Mr. Vitale will oversee most day-to-day activities of Global Corporate's operations, particularly those that are market-facing. The role was created to allow Geoff Riddell, CEO of Global Corporate, to devote time to expanding Zurich's opportunities in developing markets, including the Middle East and Greater China.

"Mario has been a major influence on Zurich's Global Corporate operations in North America since he joined the Group, and his deep knowledge of the marketplace makes him ideally suited to take on this new role," remarked Geoff Riddell.

Mr. Vitale joined Zurich from Willis Group Holdings where he was CEO of Willis North America and a member of both Willis' Group Executive Committee and the Office of the Chairman. He is a graduate of St. John's University College of Insurance, and serves as a member of their board of trustees.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in

ZURICH®

1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

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